                                                                 Exhibit 10(c)

Selected Financial Information

                              Years ended June 30
                   (in thousands, except per share amounts)

                                 1997      1996      1995      1994     1993
                                 -------------------------------------------
Income Statement Data:
Net sales                      $224,733  $194,638  $180,252  $185,968 $163,426
Cost of sales                   213,733   190,173   159,149   148,320  130,551
                                -------   -------   -------   -------  -------
   Gross profit                  11,000     4,465    21,103   37,648    32,875
Selling, general &
   administrative expenses        9,169     9,001    10,553   12,212    10,677
Other operating income (expense)    370       159      (107)    (669)     (264)
                                    ---       ---      ----     ----      ----
   Income (loss) from operations  2,201    (4,377)   10,443   24,767    21,934
Other income (loss), net            618     1,309    (4,225)     924     1,045
Interest expense                 (2,604)   (2,556)     (606)    (127)      (71)
                                 ------    ------      ----     ----       ---
   Income (loss) from continuing
   operations before income taxes   215    (5,624)    5,612   25,564    22,908
Provision (credit) for income taxes  84    (2,218)    2,273    9,713     8,278
                                     --    ------     -----    -----     -----
   Income (loss) from
   continuing operations            131    (3,406)    3,339   15,851    14,630
Discontinued operations                                                  1,665
Cumulative effect of change in
   accounting principles-post-retirement benefit                        (2,241)
Cumulative effect of change in
   accounting  principles-income taxes                                   2,182
Net Income (Loss)               $   131  $ (3,406)  $ 3,339 $ 15,851  $ 16,236
                                =======  ========   ======= ========  ========
Earnings (Loss) per Common Share
   Continuing operations            .01      (.35)      .34     1.62      1.50
   Discontinued operations                                                 .17
 Cumulative effect of changes in accounting principles                    (.01)
                               -------  --------   ------- --------  --------
                                $   .01  $   (.35)  $   .34 $   1.62  $   1.66
                                =======  ========   ======= ========  ========
Cash dividends per common share                         .50      .50       .50
Weighted average common
shares outstanding                9,762      9,765    9,765    9,765     9,765
Balance Sheet Data:
   Working capital               36,580     37,113   26,955   21,951    41,580
   Total Assets                 165,330    172,785  176,749  168,146   126,671
   Long-term debt, less
   current maturities            29,933     40,933   38,908   25,000
   Stockholders' equity        $108,561   $109,222$ 112,628$ 114,173  $103,206

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

                             Results of Operations
The following table sets forth items in the Company's consolidated statements of income expressed as percentages of net sales for the years indicated and the percentage change in the dollar amount of such items compared to the prior period:

                            Percentage of Net Sales           Percentage
                              Years Ended June 30         Increase (Decrease)
                         ----------------------------     -------------------
                                                        Fiscal 1997  Fiscal 1996
                       1997          1996         1995   Over 1996   Over 1995
                       ----          ----         ----   ---------   ---------
Net sales             100.0%        100.0%       100.0%     15.5%       8.0%
Cost of sales          95.1          97.7         88.3      12.4       19.5
                       ----          ----         ----      ----       ----
Gross profit            4.9           2.3         11.7     146.4      (78.8)
Selling, general
and administrative
expenses                4.1           4.6          5.8       1.9      (14.7)
Other operating income
(loss)                   .2            .1          (.1)    132.7      248.6
                         --            --          ---     -----      -----
Income from operations  1.0          (2.2)         5.8     150.3     (141.9)
Other income (expense)  (.9)          (.6)        (2.7)     59.2      (74.2)
                        ---           ---         ----      ----      -----
Income from continuing
operations
before income taxes      .1          (2.8)         3.1     103.8     (200.2)
Provision for income
taxes                   .04          (1.1)         1.2     103.8     (197.6)
                        ---          ----          ---     -----     ------
Income from continuing
operations              .06          (1.7)%        1.9%    103.8%    (202.0)%
                        ===          ====          ===     =====     ======

Fiscal 1997 Compared to Fiscal 1996

  The Company's net income of $131,000 in fiscal 1997 was a sizeable improvement over the prior year's net loss of $3,406,000. A greater improvement was prevented by the intensification of competitive pressures in the Company's vital wheat gluten market. Higher than normal energy costs from late fall through late winter, and a surge in competition in the food grade alcohol markets in the third quarter affected the Company's alcohol production. In addition, while average prices for the Company's principal raw materials, namely wheat, corn and milo, were below the exceptionally high levels experienced in the prior fiscal year, they remained well above what traditionally have been considered normal price levels. The increased energy costs, which the Company began experiencing midway through the second quarter, resulted from a significant jump in natural gas prices due to periods of extreme cold weather throughout much of the U.S. During the latter part of the third quarter, those prices returned to more normal levels, allowing the Company to realize improved energy cost efficiencies.

     Conditions in the wheat gluten market were adversely affected by increased competition from the European Union (E.U.), whose exports of cross-subsidized gluten to the United States continued at record levels. As a result, the Company was unable to adjust the selling price of its gluten enough to effectively offset production costs. Profits from their highly subsidized and protected wheat starch business have allowed European producers to dump surpluses of gluten, a co-product, at prices below U.S. production costs. Low U.S. tariff rates on wheat gluten offer little deterrence to this practice, while high tariffs in Europe effectively prohibit non-E.U. member countries from competing in the wheat gluten and starch markets there. Consultations

Management's discussion and Analysis

aimed at finding a bilateral solution to the gluten trade problem were renewed in June, 1997 between U.S. and E.U. officials. The framework for these discussions arose from a grains agreement that was ratified in July, 1996. However, because this process has failed to produce evidence that the E.U. is genuinely willing to negotiate an effective remedy, the U.S. Wheat Gluten Industry Council plans to request additional legal action. This action woud seek to bring stability back to the market and provide relief from artificially low E.U. prices. In the meantime, efforts by the Company to develop specialty wheat gluten products for niche markets continue to attract increased, but gradual interest

     While conditions in the Company's alcohol markets generally remained healthy in fiscal 1997, prices for food grade and fuel grade alcohol declined through the year from their first quarter highs. This primarily was due to the effects of falling prices for corn and milo, the principal raw materials used in the Company's alcohol production process. A drop in beverage alcohol prices in the third quarter additionally was due to increased competition resulting from the start-up of new distillation capacities throughout the industry. Increased supplies of fuel grade alcohol caused a reduction in selling prices in that market as well during the third quarter. Demand for each type of alcohol produced by the Company increased in the fourth quarter, raising unit sales substantially and causing prices to stabilize somewhat. As the result of increased alcohol production in fiscal 1997, unit sales of distillers feed, the principal by-product of the distillation process, grew significantly in fiscal 1997 compared to fiscal 1996.

     Demand for the Company's premium wheat starch was solid throughout fiscal 1997 and is expected to continue to result in increased utilization of capacity at Midwest Grain's Pekin, Illinois plant, where a new starch production facility was completed in the first quarter of fiscal 1996.


     With a continued normalization of energy costs, consistently lower grain costs and improved production efficiencies, the Company expects to strengthen its competitive abilities in the alcohol and wheat starch markets going forward.

     Net sales in fiscal 1997 were approximately $30.1 million higher than net sales in fiscal 1996. The increase principally resulted from increased unit sales of most of the Company's principal products. The lower sales in fiscal 1996 were partially caused by reduced production resulting from an extended maintenance and repair shutdown at the Company's Pekin, Illinois plant during the entire month of June.

     Sales of all alcohol increased by aproximately 20% over fiscal 1996 mainly as the result of higher unit sales and higher prices for the Company's food grade industrial alcohol and fuel grade alcohol. Sales of distillers feed, the principal by-product of the alcohol process, rose by approximately 21%, due mainly to higher production and sales of alcohol and an improvement in the selling price compared to the prior year.

     Sales of vital wheat gluten were approximately even with sales in fiscal 1996, as the Company continued to minimize gluten production in the face of greatly increased competition from European Union producers. Sales of the Company's premium wheat starch grew approximately 14% above sales in fiscal 1996 as the result of greater unit sales and a modest price improvement.

     The cost of sales in fiscal 1997 increased by approximately $23.6 million above the cost of sales in fiscal 1996. This occurred partially as the result of a $16.7 million rise in raw material costs for grain, as more grain was required to satisfy increased production needs. In addition, the Company experienced a jump of approximately $4.7 million in energy costs due principally to higher than normal prices for natural gas during the second and third quarters, and a rise of approximately $1.2 million in maintenance and repair costs. The remainder of the increase in the total cost of sales compared to fiscal 1996 was mainly attributable to costs associated with increased product sales, principally in the food grade alcohol area.

     Selling, general and administrative expenses in fiscal 1997 were approximately even with selling, general and administrative expenses the prior year. This principally was the result of the continuation of an intense cash management program which was implemented in fiscal 1996 and included reductions in compensation as well as in costs for management and employee incentive programs.

     The consolidated effective income tax rate was consistent for all periods. The general effects of inflation were minimal.

     As the result of the foregoing factors, the Company experienced net income of $131,000 in fiscal 1997 compared to a net loss of $3,406,000 in fiscal 1996.

Fiscal 1996 Compared to Fiscal 1995

     The Company experienced a $3,406,000 net loss in fiscal 1996 compared to net income of $3,339,000 in fiscal 1995. The decline, which actually began in the third quarter of fiscal 1995, was due primarily to unusually high raw material costs for grain in the face of greatly increased competition from foreign exporters of vital wheat gluten and a relatively flat market for fuel grade alcohol. The combination of these factors significantly restricted the ability of the Company to adjust the price of its gluten and fuel alcohol to compensate for the increased grain costs. In response to these negative conditions, the Company implemented an intense cash management program to reduce costs and improve cash flow, including reductions in management and administrative compensation and benefits, and strategies to maximize operating results by maintaining a high degree of flexibility in targeting production levels and product sales mixes.

    The upward surge in grain prices was driven by a worldwide shortage of grain supplies, and concerns about crop conditions during the 1996 season due principally to weather-related factors. As a result, the Company's corn and milo costs averaged 44% more per bushel in fiscal 1996 compared to the prior year. Wheat costs in fiscal 1996 averaged 32% more per bushel versus the average in fiscal 1995. While the Company used only 2.3 million more bushels of grain in fiscal 1996, its total combined cost for wheat, corn and milo for the year rose approximately $27 million above grain expenditures the prior year. The Company's ability to adjust grain procurement strategies regularly through a strengthened risk management program prevented this increase from being substantially higher.

     Wheat gluten prices failed to adjust to the significant rise in wheat costs, while record amounts of gluten from the European Union (E.U.) poured into the United States.

     Increased alcohol production in fiscal 1996 resulted from growth in unit sales of food grade alcohol, which is sold for beverage and industrial applications. This more than offset a decline in unit sales of fuel grade alcohol. A reduction in fuel alcohol sales was implemented by the Company due to depressed fuel alcohol prices and exceptionally high grain costs. Fuel alcohol prices remained flat due to increased capacities throughout the industry and low gasoline prices during a substantial portion of fiscal 1996. Due to the significant grain cost increases, combined with adverse market conditions for fuel alcohol and wheat gluten, operations at the Company's Pekin plant were halted for an extended maintenance shutdown during the last month of fiscal 1996. This resulted in reduced production of all of the Company's principal products during the fourth quarter.

     Net sales in fiscal 1996 increased by approximately $14.4 million above sales in fiscal 1995. The increase was principally due to increased unit sales of food grade alcohol and alcohol by-products, the latter consisting mainly of distillers feeds, and higher sales of premium wheat starch. These increases were partially offset by a 21% decrease in sales of wheat gluten due to intense competitive pressures from European Union gluten producers.

     A 15% increase in total alcohol sales resulted from strong demand for food grade beverage and industrial alcohol, mainly in the second and third quarters. Sales of distillers feed climbed 45% compared to the prior year as the result of increased alcohol production.

     The Company's sales of wheat starch in fiscal 1996 continued the upward pattern experienced over the previous several years, rising noticeably

Management's Discussion and Analysis

above fiscal 1995. The increase resulted from higher volumes of unmodified, modified and specialty wheat starches, which was made possible by a 70% increase in the Company's total starch production capacity. Completion of the additional capacity occurred during the first month of fiscal 1996, greatly improving the Company's ability to satisfy increased demand for wheat starch.

     The cost of sales in fiscal 1996 increased by approximately $31.0 million above the cost of sales in fiscal 1995. The principal cause was a nearly $27.0 million increase in raw material costs for grain. Other manufacturing cost increases principally included a $5.2 million increase in depreciation and a $2.4 million rise in operating costs associated with increased energy requirements resulting from the Company's expanded production facilities at its Pekin, Illinois plant. These increases were partially offset by a $4.3 million decrease in maintenance and repair and costs, which returned to more normal levels following the completion of the expansion project in the first quarter of fiscal 1996.

     Selling, general and administrative expenses in fiscal 1996 were down approximately $1.6 million compared to the prior year. This principally was due to a decrease of almost $1.2 million resulting from reductions in compensation, and in costs for the Company's management and employee incentive programs. These and other reductions helped to more than offset increases which were incurred in a minor segment of the expense categories.

     The consolidated  effective income tax rate was consistent for all periods.

     Other income amounted to $1.3 million, compared to a loss of $4.2 in fiscal 1995, which was primarily due to the $5.0 million write-off of a coal-fired boiler at the Company's Pekin plant.

     Interest expense increased as most of the new production facilities in Pekin came on line during fiscal 1995. Therefore, far less interest was capitalized as part of these projects.

     As the result of the foregoing factors, the Company experienced a net loss of $3,406,000 in fiscal 1996 compared to net income of $3,339,000 in fiscal 1995.

                        Quarterly Financial Information

Generally, the Company's sales are not seasonal except for variations affecting fuel grade alcohol, beverage alcohol and gluten sales. In recent years, demand for fuel grade alcohol has tended to increase during the fall and winter to satisfy clean air standards during those periods. Beverage alcohol sales tend to peak in the fall as distributors order stocks for the holiday season, while gluten sales tend to increase during the second half of the fiscal year as demand increases for hot dog buns and similar bakery products. The following table shows quarterly information for each of the years ended June 30, 1997 and 1996. Note: sales for the period ended June 30, 1996 were significantly lower than sales for the same period in fiscal 1997 due principally to reduced production resulting from an extended maintenance and repair shutdown at the Company's Pekin, Illinois plant during the month of June, 1996.

                                 Quarter Ending

                           Sept. 30     Dec. 31     March 31   June 30    Total
                           --------     -------     --------   -------    -----
                                   (in thousands except per share amounts)
Fiscal 1997
Sales                       $53,173     $55,249      $54,449   $61,862 $224,733
Gross profit                  2,063       4,889        2,474     1,574   11,000
Net income (loss)              (346)      1,205            3      (731)     131
Earnings(loss) per share       (.04)        .12          .00      (.08)     .01

Fiscal 1996
Sales                       $47,160     $55,751      $53,871   $37,856 $194,638
Gross profit                   (937)      3,619        1,304       479    4,465
Net income (loss)            (2,377)        195        (410)      (814   (3,406)
Earnings (loss) per share      (.25)        .02        (.04)      (.08)    (.35)

                        Liquidity and Capital Resources
  The following table is presented as a measure of the Company's liquidity and financial condition:

                                                           At June 30,
                                                           -----------
                                                       1997         1996
                                                       ----         ----
                                                         (in thousands)
Cash and cash equivalents                          $   6,005    $   3,759
Working capital                                       36,580       37,113
Amounts available under lines of credit               29,000       18,600
Note payable and long-term debt                       30,933       40,933
Stockholders' equity                                $108,561     $109,222

     The Company's positive cash flow generated from operations allowed it to reduce its debt by $10 million during fiscal 1997. Continued positive cash flow has allowed the Company to further reduce its debt by another $5.0 million since the end of the fiscal year. Additionally, the Company's Board of Directors authorized the purchase of up to 200,000 shares of its common stock to fund the Company's stock option plans and for other corporate purposes. Pursuant to that authority, 65,000 shares were purchased for $791,700 prior to the fiscal year end. The measures instituted in the previous fiscal year, including stringent cost reductions, suspension of quarterly cash dividends to stockholders and changes in production, purchasing and marketing strategies, remain in effect.

     At June 30, 1997, the Company had $3.4 million committed to improvements and replacements of existing equipment.

     The Company continues to maintain a strong working capital position and a low debt-to-equity ratio, while generating positive cash flows. Management believes this strong financial position and available lines of credit, combined with the strategies which continue to be implemented, position it to take advantage of a return to more favorable conditions.

                          Forward-Looking Information

     Readers are cautioned that in addition to historical information contained herein, this Annual Report also includes forward-looking statements and information which are based on management's beliefs as well as on assumptions made by and information currently available to management. When used in this report, the words "anticipate," "intend'" "believe," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. Such statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which could cause the Company's future results and stock values to differ materially from those expressed in such forward-looking statements.

Independent Accountant's Report

Board of Directors and Stockholders
Midwest Grain Products, Inc.
Atchison, Kansas

     We have audited the accompanying consolidated balance sheets of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.



/s/ Baird, Kurtz & Dobson
BAIRD, KURTZ & DOBSON


Kansas City, Missouri
August 8, 1997

Financial Review

                     Consolidated Statements of Operations
                    Years Ended June 30, 1997, 1996 and 1995

                                                 1997        1996        1995
                                                 ----        ----        ----
                                        (in thousands, except per share amounts)
Net Sales                                     $224,733    $194,638    $180,252
Cost of sales                                  213,733     190,173     159,149
                                               -------     -------     -------
Gross profit                                    11,000       4,465      21,103
Selling, general & administrative expenses       9,169       9,001      10,553
                                                 -----       -----      ------
                                                            (4,536)     10,550
Other operating income (expense)                   370         159        (107)
                                                   ---         ---        ----
Income (loss) from operations                    2,201      (4,377)     10,443
Other income (loss), net                           618       1,309      (4,225)
Interest expense                                (2,604)     (2,556)       (606)
                                                ------      ------        ----
Income (loss) before income taxes                  215      (5,624)      5,612
Provision (credit) for income taxes                 84      (2,218)      2,273
Net income (loss)                             $    131    $ (3,406)   $  3,339
                                              --------    --------    --------
Earnings (loss) per common share              $    .01    $   (.35)   $    .34
                                              ========    ========    ========

                 See Notes to Consolidated Financial Statements

                          Consolidated Balance Sheets
                             June 30, 1997 and 1996
                                                            1997         1996
                                                            ----         ----
Assets                                                        (in thousands)
Current Assets
        Cash and cash equivalents                      $   6,005   $    3,759
        Receivables (less allowance for
        doubtful accounts (1997 and 1996 - $285)          26,276       18,365
        Inventories                                       15,000       19,913
        Prepaid expenses                                     988          573
        Deferred income taxes                              1,688        1,531
        Income taxes receivable                              227        3,063
                                                             ---        -----
                Total Current Assets                      50,184       47,204
                                                          ------       ------
Property & equipment, at cost                            213,813      210,304
        Less accumulated depreciation                     99,099       85,155
                                                          ------       ------
Property & equipment, net                                114,714      125,149
                                                         -------      -------
Other assets                                                 432          432
                                                             ---          ---
Total  assets                                           $165,330     $172,785
                                                        ========     ========
Liabilities & Stockholders' Equity
Current Liabilities
        Notes payable                                  $   1,000
        Accounts payable                                   8,196        6,416
        Accrued expenses                                   4,408        3,675
                                                           -----        -----
                Total Current Liabilities                 13,604       10,091
                                                          ------       ------
Long-term debt                                            29,933       40,933
                                                          ------       ------
Post-retirement benefits                                   6,245        5,945
                                                           -----        -----
Deferred income taxes                                      6,987        6,594
                                                           -----        -----
Stockholders' equity
        Capital stock
                Preferred, 5% non-cumulative, $10 par value;
                authorized 1,000 shares; issued and
                outstanding 437 shares                         4            4
                Common, no par; authorized 20,000,000 shares;
                issued 9,765,172                           6,715        6,715
        Additional paid-in capital                         2,485        2,485
        Retained earnings                                100,149      100,018
                                                         -------      -------
                                                         109,353      109,222
        Treasury stock, at cost
                Common; 1997-65,000 shares                  (792)
                                                            ----      -------
Total stockholders' equity                               108,561      109,222
                                                         -------      -------
Total liabilities and stockholders' equity              $165,330     $172,785
                                                        ========     ========
                 See Notes to Consolidated Financial Statements

Financial Review

                Consolidated Statements of Stockholders' Equity
                    Years Ended June 30, 1997, 1996 and 1995

                                                           Additional
                                       Preferred  Common    Paid-in     Retained  Treasury
                                        Stock     Stock     Capital     Earnings    Stock    Total
                                        -----     -----     -------     --------    -----    -----
                                                              (in thousands)
Balance, June 30, 1994                     $4    $6,715     $2,485      $104,969           $114,173
        1995 net income                                                    3,339              3,339
        Payment of cash dividends
        of $.50 per share                                                (4,884)            (4,884)
                                           --    ------     ------       ------             ------
Balance, June 30, 1995                      4     6,715      2,485       103,424            112,628
        1996 net loss                                                     (3,406)            (3,406)
                                           --    ------     ------       ------             ------
Balance, June 30, 1996                      4     6,715      2,485       100,018            109,222
        Purchase of treasury stock                                                  $(792)     (792)
        1997 net income                                                      131                131
        ----                                                                 ---                ---
Balance, June 30, 1997                     $4    $6,715     $2,485      $100,149    $(792) $108,561
              === ====                     ==    ======     ======      ========    =====  ========

                See Notes to Consolidated Financial Statements

Financial Review

                     Consolidated Statements of Cash Flows
                    Years Ended June 30, 1997, 1996 and 1995

                                                      1997      1996      1995
                                                      ----      ----      ----
                                                           (In Thousands)
Cash Flows from Operating Activities
        Net income (loss)                        $     131   $(3,406)   $3,339
        Items not requiring (providing) cash:
                Depreciation                        14,041    13,854     8,681
                (Gain) loss on sale of assets          (18)      (41)    4,696
                Deferred income taxes                  236       611      (628)
        Changes in:
                Accounts receivable                 (7,911)    3,185    (1,198)
                Inventories                          4,913    (5,223)   (1,461)
                Accounts payable                     1,578         4     1,780
                Income taxes (receivable) payable    2,836      (725)   (3,570)
                Other                                  618    (1,238)     (929)
                                                       ---    ------      ----
        Net cash provided by operating activities   16,424     7,021    10,710
                                                    ------     -----    ------
Cash Flows From Investing Activities
        Additions to property & equipment           (3,491)   (5,516)  (38,870)
        Proceeds from sale of equipment                105        71       615
        Proceeds from notes receivable                           919       645
        Change in current & non-current investments, net                14,504
                                                    ------     -----    ------
        Net cash used in investing activities       (3,386)   (4,526)  (23,106)
                                                    ------     -----    ------
Cash Flows From Financing Activities
        Purchase of treasury stock                    (792)
        Principle payments on long-term debt       (10,000)
        Proceeds from issuance of long-term debt               2,025    13,908
        Dividends paid                                        (1,221)   (4,884)
                                                              ------    ------
        Net cash (used in) provided by
           financing activities                    (10,792)      804     9,024
                                                   -------       ---     -----
Increase (Decrease) in Cash & Cash Equivalents       2,246     3,299    (3,372)
Cash & Cash Equivalents, Beginning of Year           3,759       460     3,832
                                                     -----       ---     -----
Cash & Cash Equivalents, End of Year              $  6,005  $  3,759  $    460
                                                  ========  ========  ========

                 See Notes to Consolidated Financial Statements

Financial Review
Notes to consolidated financial statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

     Nature of Operations. The activities of Midwest Grain Products, Inc. and its subsidiaries consist of the production of vital wheat gluten, specialty wheat proteins, premium wheat starch, alcohol products and flour mill products. The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States. Through its wholly-owned subsidiaries, the Company operates in Atchison, Kansas and Pekin, Illinois (Midwest Grain Products of Illinois, Inc.). Additionally, Midwest Grain Pipeline, Inc., another wholly-owned subsidiary, supplies natural gas to the Company's Atchison plant.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation. The consolidated financial statements include the accounts of Midwest Grain Products, Inc. and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Inventories. Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) method. In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, Midwest Grain Products, Inc. enters into commodity contracts to reduce the risk of future grain price increases. These contracts, including those terminated early, are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of product cost when contract positions are settled and as related products are sold. If grain requirements fall below anticipated needs and open contract levels, then gains and losses are recognized immediately for the excess open contract levels. At June 30, 1997, Midwest Grain Products, Inc. had entered into contracts hedging future corn prices through the first quarter of fiscal 1998.

     Property and Equipment. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the assets. The Company capitalizes interest costs as a component of construction in progress, based on the weighted average rates paid for long-term borrowing. Total interest incurred each year was:

                                                 Years Ended June 30,
                                               1997      1996      1995
                                               ----      ----      ----
                                                    (in thousands)
Interest costs capitalized                             $  364    $1,570
Interest costs charged
        to expense                           $2,604     2,556       606
                                             ------     -----       ---
                                             $2,604    $2,920    $2,176
                                             ======    ======    ======

     Earnings Per Common Share. Earnings per common share data is based upon the weighted average number of shares and common share equivalents, except when anti-dilutive, totaling 9,761,967 at June 30, 1997 and 9,765,172 at June 30, 1996 and 1995.

     Cash Equivalents. The Company considers all liquid investments with maturities of three months or less to be cash equivalents.

     Income Taxes. Deferred tax liabilities and assets are recognized for the tax effect of the differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Note 2:  Inventories

     Inventories consist of the following:

                                                          June 30,
                                                    1997            1996
                                                    ----            ----
                                                        (in thousands)
Whiskey, alcohol and spirits                     $ 4,017         $ 9,830
Unprocessed grain                                  5,803           5,203
Operating Supplies                                 3,105           2,632
Gluten                                               757           1,208
By-products and other                              1,318           1,040
                                                   -----           -----
                                                 $15,000         $19,913
                                                 =======         =======

Financial Review
Notes to consolidated financial statements

Note 3: Property and Equipment

     Property and equipment consists of the following:

                                                        June 30,
                                                 1997              1996
                                                 ----              ----
                                                      (in thousands)
Land, buildings and improvements             $ 17,411          $ 17,411
Transportation equipment                        1,081             1,166
Machinery equipment                           193,923           186,154
Construction in progress                        1,398             5,573
                                                -----             -----
                                              213,813           210,304
Less accumulated depreciation                  99,099            85,155
                                               ------            ------
                                             $114,714          $125,149
                                             ========          ========


Note 4: Accrued Expenses

     Accrued expenses consist of the following:

                                                        June 30,
                                                 1997              1996
                                                 ----              ----
                                                     (in thousands)
Excise taxes                                  $   642            $  236
Employee benefit plans (Note 10)                  768               374
Salaries and wages                                963               770
Property taxes                                    593               519
Insurance                                         723               991
Interest                                          696               696
Other expenses                                     23                89
                                                   --                --
                                               $4,408            $3,675
                                               ======            ======

Note 5: Long-Term Debt

     Long-term debt consists of the following:

                                                        June 30,
                                                 1997              1996
                                                 ----              ----
                                                     (in thousands)
Senior notes payable                          $25,000           $25,000
Line of credit                                  4,000            15,000
Other                                             933               933
                                                  ---               ---
Long-term portion                             $29,933           $40,933
                                              =======           =======

     The unsecured senior notes payable are payable in annual installments of $2,273,000 from 1999 through 2008, with the final principal payment of $2,270,000 due in 2009. Interest is payable semiannually at 6.68% per annum for the fifteen-year term of the notes.

     At June 30, 1997, the Company had a $27 million unsecured revolving line of credit expiring on October 1, 1998, with interest at 1% below prime on which there was $4.0 million in borrowings at June 30, 1997. All other terms remain the same. The Company had four additional lines of credit totaling $7.0 million expiring on dates through April 1, 1998, with interest rates varying from prime to 1% below prime on which there were $1.0 million in borrowings at June 30, 1997.

     In connection with the above borrowings, the Company, among other covenants, is required to maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $78 million and debt service coverage ratio of 1.5 to 1.

     The fair value of the senior notes payable debt, based upon a market rate of 7.35% at June 30, 1997 was $24,300,000.

     Aggregate annual maturities of long-term debt at June 30, 1997 are as follows:

                                              (in thousands)
        1998                                     $        0
        1999                                          7,119
        2000                                          2,335
        2001                                          2,298
        2002                                          2,273
        Thereafter                                   15,908
                                                     ------
                                                    $29,933
                                                    =======

Note 6: Income Taxes

     The provisions (credit) for income taxes are comprised of the following:

                                            Years Ended June 30,
                                      1997         1996           1995
                                      ----         ----           ----
                                               (in thousands)
Income taxes currently
        payable (receivable)         $(152)     $(2,829)        $2,901
Income taxes deferred                  236          611           (628)
                                       ---          ---           ----
                                     $  84      $(2,218)        $2,273
                                     =====      =======         ======

     The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows:

                                                June 30,
                                          1997          1996
                                          ----          ----
                                            (in thousands)
Deferred tax assets:
        Accrued employee benefits       $  110        $  156
        Post-retirement liability        2,436         2,378
        Insurance accruals                 831         1,002
        State operating loss
                carryforwards              447           341
        Alternative minimum tax            723
        Other                              383           337
                                           ---           ---
                                         4,930         4,214
                                         -----         -----
        Deferred tax liabilities:
        Accumulated depreciation        (9,860)       (8,857)
        Deferred gain on
                involuntary conversion    (369)         (420)
                                          ----          ----
                                       (10,229)       (9,277)
                                       -------        ------
           Net deferred tax liability $ (5,299)      $(5,063)
                                       ========       =======

     The above net deferred tax liability is presented on the consolidated balance sheets as follows:

                                               June 30,
                                          1997          1996
                                          ----          ----
                                           (in thousands)
Deferred tax asset - current           $ 1,688      $  1,531
Deferred tax liability - long-term      (6,987)       (6,594)
                                        ------        ------
Net deferred tax liability             $(5,299)      $(5,063)
                                       =======       =======

     No  valuation  allowance  has been  recorded  at June 30,  1997 or 1996.

     A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision (credit) included in the accompanying consolidated statements of operations is shown below:

                                               Years Ended June 30,
                                          1997         1996        1995
                                          ----         ----        ----
                                                   (in thousands)
"Expected" provision (credit)
        at federal statutory
        rate (34%)                         $73      $(1,912)     $1,908
Increases (decreases)
        resulting from:
        effect of state
        income taxes                         9         (236)        223
        Other                                2          (70)        142
                                             -          ---         ---
Provision (credit) for
        income taxes                       $84      $(2,218)     $2,273
                                           ===      =======      ======

Note 7: Capital Stock

     The Common Stock is entitled to elect four out of the nine members of the Board of Directors, while the Preferred Stock is entitled to elect the remaining five directors. Holders of Common Stock are not entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company's assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the holders of Common Stock adversely.

Financial Review
Notes to consolidated financial statements

Note 8: Other Operating Income (Expense)

     Other operating income (expense) consists of the following:

                                          Years Ended June 30,
                                       1997       1996       1995
                                       ----       ----       ----
                                            (in thousands)
Truck operations                       $342       $136      $(222)
Warehousing and
        storage operations              (13)       (32)        41
Miscellaneous                            41         55         74
                                         --         --         --
                                       $370       $159      $(107)
                                       ====       ====      =====

Note 9: Energy Commitment

     During fiscal 1995, the Company negotiated a 15-year agreement to purchase steam heat and electricity from a utility for its Illinois operations. Steam heat is being purchased for a minimum monthly charge of $114,000, with a declining fixed charge for purchases in excess of the minimum usage. Electricity purchases will occur at fixed rates through May 31, 2002. In connection with the agreement, the Company leased land to the utility company for 15 years so it could construct a co-generation plant at the Company's Illinois facility. The Company has also agreed to reimburse the utility for the net book value of the plant if the lease is not renewed for an additional 19 years. The estimated net book value of the plant would be $10.6 million at that date.

     As a result of the above agreements, the Board approved the disposal of the coal boiler which previously supplied the majority of the Illinois plant's energy needs. The Company recorded the estimated effect of the disposal as a non-recurring other expense of approximately $5.0 million during the fiscal year ended June 30, 1995.

Note 10: Employee Benefit Plans

     Pension Plan. The Company has a noncontributory defined benefit pension plan covering union employees. The plan provides benefits based on the participants' years of service. The Company only contributes amounts deductible
for  federal   income  tax  purposes.

     Pension costs included the following components:

                                           Years Ended June 30,
                                        1997       1996       1995
                                        ----       ----       ----
                                             (in thousands)
Service cost benefits
        earned during year             $  43      $  54     $   58
Interest cost on projected
        benefit obligations              158        150        144
Actual investment income
        earned on plan assets           (358)      (257)      (233)
Amortization of transition
        liability and difference between
        actual and expected return
        on plan assets                   219        133        121
                                         ---        ---        ---
Pension cost                           $  62      $  80      $  90
                                       =====      =====      =====

     The funded status of the plan is as follows:

                                                 June 30,
                                             1997        1996
                                             ----        ----
                                              (in thousands)
Accumulated benefit obligations,
        including vested benefits
        of $2,141 and $2,183               $2,151      $2,191
                                           ======      ======
Plan assets at fair value                  $2,349      $2,071
Projected benefit obligations
        for participants' service
        rendered to date                    2,151       2,191
                                            -----       -----
Projected benefit obligations
        in excess of plan's assets            198        (120)
Unrecognized gains                           (333)        (75)
Unrecognized prior service cost                51          57
Unrecognized net obligation at July 1,
        1987 being recognized over the
        participants' average remaining
        service period                         88         106
Adjustment required to recognize
        the minimum liability                             (88)
                                              ---         ---
Pension asset (liability)                  $    4      $ (120)
                                           ======      ======

     Plan assets are invested in cash equivalents, U.S. Government securities, corporate bonds, fixed income funds and common stocks. The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5%. The expected long-term rate of return on the plan's assets was 8.0%.

     Employee Stock Ownership Plans. The Company and its subsidiaries have employee stock ownership plans covering all employees after certain eligibility requirements are met. Discretionary contributions to the plans totaled $726,000, $374,000 and $998,000 for the years ended June 30, 1997, 1996 and 1995, respectively. Contributions are made in the form of cash and/or additional shares of common stock.

     Post-Retirement  Benefit  Plan.  The Company and its  subsidiaries  provide
certain   post-retirement  health  care  and  life  insurance  benefits  to  all employees.  The  liability  for such  benefits  is  unfunded.

     The status of the Company's plans at June 30, 1997 and 1996 was as follows:

                                                     June 30,
                                             1997               1996
                                             ----               ----
                                                 (in thousands)
Accumulated post-retirement
        benefit obligations
Retirees                                   $3,395             $3,360
Active plan participants                    1,650              1,526
                                            -----              -----
Unfunded accumulated obligation             5,045              4,886
Unrecognized actuarial gain (loss)          1,200              1,059
                                            -----              -----
Accrued post retirement
        benefit cost                       $6,245             $5,945
                                           ======             ======

     Net post-retirement benefit costs included the following components:

                                                     June 30,
                                             1997               1996
                                             ----               ----
                                                 (in thousands)
Service cost                                 $100               $159
Interest cost                                 353                424
(Gain) loss amortization                      (23)
                                              ---
                                             $430               $583
                                             ====               ====

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 9.75% (compared to 10.0% assumed for 1996), reducing to 8.0% over eight years and 6.0% over 16 years. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $300,000 at June 30, 1997, and the service and interest cost by $42,000 for the year then ended.

     A weighted average discount rate of 8.0% was used in determining the accumulated benefit obligation.

     Stock Options. The Company has two stock option plans, the Stock Incentive Plan of 1996 ("The 1996 Plan") and the Stock Option Plan for Outside Directors ("The Directors Plan"). These Plans permit the issuance of stock awards, options and stock appreciation rights to selected employees and outside directors of the Company. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost been determined consistent with FASB Statement No. 123, the Company's 1997 net income and earnings per share would have been reduced to the following pro forma amounts:

        Net Income (loss):           As Reported     $ 131
                                     Pro Forma       $ (82)
        Primary Earnings per share:  As Reported     $ .01
                                     Pro Forma       $(.01)
        Fully Diluted EPS:           As Reported     $ .01
                                     Pro Forma       $(.01)

     Under the 1996 Plan, the Company may grant incentives for up to 450,000 shares of the Company's common stock to certain of the Company's management personnel. The term of each award shall be determined by the committee of the Board of Directors charged with administering the 1996 Plan. Under the terms of the 1996 Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the

Financial Review
Notes to consolidated financial statements

grant. Through June 30, 1997, the Company has granted options on 176,500 shares becoming exercisable in yearly increments through January, 2001. Options granted through June 30, 1997 have exercise prices equal to fair market value on the date of grant.

     Under the Director's Plan each non-employee or "outside" director of the Company receives on the day after each annual meeting of stockholders an option to purchase 1,000 shares of the Company's common stock at a price equal to the fair market value of the Company's common stock on such date. Options become exercisable on the 184th day following the date of grant and expire not later than five years after the date of grant. Subject to certain adjustments, a total of 90,000 shares are reserved for annual grants under the Plan, subject to certain adjustments. Through June 30, 1997, the Company had granted options on 7,000 shares, all of which became exercisable in April, 1997.

     A summary of the status of the Company's two stock option plans at June 30, 1997 and 1996 and changes during the years then ended is presented below:

                                             Years Ended June 30,
                                              1997                       1996
                                              ----                       ----
                                            Weighted                  Weighted
                                             Average                   Average
                                            Exercise                  Exercise
                                    Shares   Price       Shares        Price
                                    ------   -----       ------        -----
                                                  (in thousands)
Outstanding Beginning
        of Year                     90,000   $14.00
Granted                             93,500    15.32      90,000       $14.00
Exercised
--------------------------------------------------------------------------------
Outstanding End
        of Year                    183,500   $14.67      90,000       $14.00
                                   =======   ======      ======       ======

     As of June 30, 1997, 90,000 of the 183,500 options outstanding have an exercise price of $14 and a remaining contractual life of 3.5 years. Of these options, 27,750 are exercisable at June 30, 1997. Options outstanding of 86,500 have an exercise price of $15.25 and a remaining contractual life of 4.5 years. None of these options are exercisable at June 30, 1997. The remaining 7,000 shares have an exercise price of $16.25 and all are exercisable at June 30, 1997. These options must be exercised by October, 2001.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for the year ended June 30, 1997: Risk free interest rate of 6.13%; expected dividend yield of 0%; expected volatility of 34%.

Note 11: Operating Leases

     The Company has several noncancellable operating leases for railcars which expire from July, 1998 through November, 2001. The leases generally require the Company to pay all service costs associated with the railcars. Rental payments include minimum rentals plus contingent amounts based on mileage.

     Future minimum lease payments at June 30, 1997 are as follows:

                                             (in thousands)
        1998                                        $1,804
        1999                                         1,566
        2000                                           555
        2001                                            93
        2002                                            56
        ----                                            --
Future minimum lease payments                       $4,074
                                                    ======

     Rental expense for all operating leases with terms longer than one month totaled $1,438,466, $1,546,000 and $951,000 for the years ended June 30, 1997,
1996  and  1995,   respectively.

     Minimum future rentals receivable under non-cancellable operating subleases at June 30, 1997, were $155,500.

Note 12:         Significant estimates and concentrations

     Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain significant concentrations. Those matters include the following:

Substantially all of the Company's labor force is covered by collective bargaining agreements which expire August 31, 1999 at the Atchison plant and on November 1, 2000 at the Pekin plant.

Under its self-insurance plan, the Company accrues the estimated expense of health care and workers' compensation claims costs based on claims filed subsequent to year-end and an additional amount for incurred but not yet reported claims based on prior experience. An accrual for such costs of $723,000 is included in the accompanying 1997 financial statements. Claims payments based on actual claims ultimately filed could differ materially from these estimates.

During the years ended June 30, 1997, 1996 and 1995, the Company had sales to one customer accounting for approximately 8.2%, 10.7% and 10.7%, respectively of consolidated sales.

Note 13:        Additional Cash Flows Information

                                               Years Ended June 30,
                                      1997            1996             1995
                                      ----            ----             ----
                                                  (in thousands)
Noncash Investing and
        Financing Activities:
                Purchase of property
                    and equipment in
                    accounts payable $ 211          $   12           $1,407
                Dividends declared                                    1,221
Additional Cash Payment
        Information
Interest paid (net of
        amount capitalized           1,909           2,585              519
Income taxes paid
        (refunded)                 $(2,986)        $(2,105)          $4,200
                                   -------         -------           ------

Note 14: Contingencies

     There are various legal proceedings involving the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.